# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HIGHLAND OPPORTUNITIES & INCOME FUND, CIK 0001710680
CUSIP: 43010E404
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 300 CRESCENT COURT, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001437749-25-029589
Filed by CIK 0001228922
Persons authorized to receive notices and communications: Stephanie Vitiello, CCO, NexPoint Asset Management, L.P., 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, 214-453-6500

## Reporting persons
- DONDERO JAMES D (CIK 0001228922): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 1,743.67; shared voting power 4,144,711.77; sole dispositive power 1,743.67; shared dispositive power 4,144,711.77; aggregate amount beneficially owned 4,144,711.77 (7.5% of the class)
- HIGHLAND GLOBAL ALLOCATION FUND (CIK 0001622148): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,064,005; sole dispositive power 0; shared dispositive power 2,064,005; aggregate amount beneficially owned 2,064,005 (3.7% of the class)
- Drugcrafters, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 72,082; sole dispositive power 0; shared dispositive power 72,082; aggregate amount beneficially owned 72,082 (0.1% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P. (CIK 0001469877): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 2,064,005; sole dispositive power 0; shared dispositive power 2,064,005; aggregate amount beneficially owned 2,064,005 (3.7% of the class)
- DONDERO NANCY MARIE (CIK 0001656757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,006,881.1; shared dispositive power 2,006,881.1; aggregate amount beneficially owned 2,006,881.1 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: HIGHLAND OPPORTUNITIES & INCOME FUND
Address of issuer's principal executive offices: 300 CRESCENT COURT, DALLAS, Texas (TX), 75201
Comment: This Amendment No. 2 (this "Amendment") is being filed on behalf of James D. Dondero, Highland Global Allocation Fund, a Massachusetts business trust ("GAF"), Drugcrafters, L.P., a Delaware limited partnership ("Drugcrafters"), NexPoint Asset Management, L.P., a Delaware limited partnership ("NexPoint"), and Nancy Marie Dondero (collectively, the "Reporting Persons"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 22, 2025, as subsequently amended on October 7, 2025 (the "Schedule 13D"). The Schedule 13D is supplementally amended as follows.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the last transaction reported in the Schedule 13D, GAF has purchased 636,327 Common Shares in open market transactions with the Reporting Person's working capital, with an aggregate purchase price of $4,055,613.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 10, 2025, (i) James D. Dondero may be deemed to beneficially own 4,144,711.77 Common Shares, which represents approximately 7.5% of the outstanding Common Shares, (ii) Drugcrafters may be deemed to beneficially own 72,082 Common Shares, which represents approximately 0.1% of the outstanding Common Shares, (iii) GAF may be deemed to beneficially own 2,064,005 shares of Common Shares, which represents approximately 3.7% of the outstanding Common Shares, (iv) NexPoint may be deemed to beneficially own 2,064,005 shares of Common Shares, which represents approximately 3.7% of the outstanding Common Shares and (v) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 2,006,881.1 shares of Common Shares, which represents approximately 3.6% of the outstanding Common Shares. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Shares owned by the trust referred to in the preceding sentence.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Mr. Dondero has sole voting power and sole dispositive power with respect to 1,743.67 Common Shares and shared voting power and shared dispositive power with respect to 4,144,711.77 Common Shares. These shares are held by Mr. Dondero indirectly through NexPoint and their advised accounts (as described in paragraph (4) below), Drugcrafters, a proprietary account and a 401(k) account. These also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole stockholder and director of NexPoint's general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint. Mr. Dondero disclaims beneficial ownership of such shares.

(2) Drugcrafters has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 72,082 Common Shares. Mr. Dondero owns 75% of PCMG Trading Partners XXIII, L.P. ("PCMG") and PCMG owns 99% of Drugcrafters. These entities are ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owner of the shares held by Drugcrafters. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3) GAF has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 2,064,005 Common Shares. GAF is managed by NexPoint, which is ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owner of the shares held by GAF. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) NexPoint has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 2,064,005 Common Shares. These shares are held by NexPoint indirectly through an advised account. Mr. Dondero is the sole stockholder and director of NexPoint's general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint.

(5) A trust for which Ms. Dondero serves as trustee has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 2,006,881.1 Common Shares. Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days: Annex A attached hereto lists all transactions in Common Shares since the filing of the Schedule 13D by the Reporting Persons other than 9,353.18 Common Shares received by a trust for which Ms. Dondero serves as trustee pursuant to the Issuer's dividend reinvestment program. Except as otherwise noted, the transactions in Common Shares were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Annex A

## Signatures
- DONDERO JAMES D: /s/ James D. Dondero, James D. Dondero (12/10/2025)
- HIGHLAND GLOBAL ALLOCATION FUND: /s/ Stephanie Vitiello, Stephanie Vitiello, Chief Compliance Officer (12/10/2025)
- Drugcrafters, L.P.: /s/ James D. Dondero, James D. Dondero, Managing Member of the General Partner (12/10/2025)
- NEXPOINT ASSET MANAGEMENT, L.P.: /s/ James D. Dondero, James D. Dondero, President (12/10/2025)
- DONDERO NANCY MARIE: /s/ Nancy Marie Dondero, Nancy Marie Dondero (12/10/2025)